As filed with the Securities and Exchange Commission on February 17, 2021

Securities Act File No. 333-252961

Investment Company Act File No. 811-22426

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

Registration Statement

under

the Securities Act of 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

Registration Statement

Under

the Investment Company Act of 1940	☒
Amendment No. 5	☐

BlackRock Taxable Municipal Bond Trust

(Exact Name of Registrant as Specified In Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 882-0052

John M. Perlowski, President

BlackRock Taxable Municipal Bond Trust

55 East 52nd Street

New York, New York 10055

(Name and Address of Agent For Service)

Copies of information to:

Margery K. Neale, Esq.

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Approximate Date of Commencement of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒

This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-252961 and 811-22426) of BlackRock Taxable Municipal Bond Trust (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.	Financial Statements And Exhibits

The agreements included or incorporated by reference as exhibits to this Registration Statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Registration Statement not misleading.

(1)	Financial Statements

Part A: The annual report to the Trust’s shareholders for the fiscal year ended July 31, 2020 (the “2020 Annual Report”) is incorporated by reference.
Part B: Audited financial statements and financial highlights for the fiscal year ended July 31, 2020 and related Report of Independent Registered Public Accounting Firm are incorporated herein by reference to the 2020 Annual Report.

(2)	Exhibits
(a)(1)

Amended and Restated Agreement and Declaration of Trust, dated of July 16, 2010, is incorporated by reference to Exhibit (a) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File No. 333-167434) filed on July 28, 2010.

(a)(2)

Amendment to Amended and Restated Agreement and Declaration of Trust, effective as of August 25, 2015 and dated September 17, 2015, is incorporated by reference to Exhibit 77Q(1)(a) to the Registrant’s Semi-Annual Report for Registered Investment Companies on Form N-SAR filed on March 29, 2016.

(b)(1)

Amended and Restated Bylaws, effective as of October  28, 2016, are incorporated by reference to Exhibit 3.1 to the Registrant’s Report on Form 8-K as filed with the Securities and Exchange Commission on October 28, 2016.

(b)(2)	Amendment No. 1 to Amended and Restated Bylaws, effective as of November 19, 2020, is filed herewith.
(c)	Inapplicable
(d)(1)	Article VI (Shares of Beneficial Interest) and Article X (Shareholders) of the Amended and Restated Agreement and Declaration of Trust, dated of July 16, 2010, is incorporated by reference to Exhibit (a) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (File No. 333-167434) filed on July 28, 2010.

(d)(2)

Article I (Shareholder Meetings) of the Amended and Restated Bylaws is incorporated by reference to Exhibit 3.1 to the Registrant’s Report on Form 8-K, as filed with the Securities and Exchange Commission on October 28, 2016.

(e)

Automatic Dividend Reinvestment Plan is incorporated by reference to Exhibit (e) of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-167434) filed on August 26, 2010.

(f)	Inapplicable
(g)(1)

Investment Management Agreement between the Registrant and BlackRock Advisors, LLC is incorporated by reference to Exhibit (g)(1) of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-167434) filed on August 26, 2010.

(g)(2)

Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(2) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

(g)(3)

Amendment No.  1 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(3) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

(g)(4)

Amendment No.  2 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(4) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

(g)(5)

Form of Amendment No.  3 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated by reference to Exhibit (g)(5) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

(h)(1)	Distribution Agreement is filed herewith.
(h)(2)	Sub-Placement Agent Agreement is filed herewith.
(i)

Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated by reference to Exhibit (i) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

(j)	Form of Master Custodian Agreement is incorporated by reference to Exhibit (j) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.
(k)(1)

Form of Amended and Restated Transfer Agency and Service Agreement is incorporated by reference to Exhibit (k)(1) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

(k)(2)

Form of Administration and Accounting Services Agreement is incorporated by reference to Exhibit (k)(2) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

(k)(3)

Form of Seventh Amended and Restated Securities Lending Agreement is incorporated by reference to Exhibit (k)(3) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

(l)(1)	Opinion and Consent of Counsel is incorporated by reference to Exhibit (l)(1) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

(l)(2)	Opinion and Consent of Counsel is filed herewith.
(m)	Inapplicable
(n)

Independent Registered Public Accounting Firm Consent is incorporated by reference to Exhibit (n) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

(o)	Inapplicable
(p)	Inapplicable
(q)	Inapplicable
(r)	Code of Ethics of the Registrant and the Advisor filed herewith.
(s)	Power of Attorney is incorporated by reference to Exhibit (s) of the Registrant’s Registration Statement on Form N-2 (File No. 333-252961) filed on February 10, 2021.

Item 26.	Marketing Arrangements

The information contained under the section entitled “Plan of Distribution” in the Prospectus is incorporated by reference, and any information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27.	Other Expenses Of Issuance And Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Registration fee	$58,150.30
NYSE listing fee	70,000.00
Accounting fees and expenses	12,000.00
Legal fees and expenses	172,500.00
FINRA fee	80,450.00

Total	$393,100.30	(1)

(1)	Estimate is based on the aggregate estimated expenses to be incurred during a three year shelf offering period.

Item 28.	Persons Controlled By Or Under Common Control With The Registrant

None.

Item 29.	Number Of Holders Of Shares

As of January 31, 2021:

Title Of Class	Number Of Record Holders
Common Shares of Beneficial Interest	9

Item 30.	Indemnification

Article V of the Registrant’s Agreement and Declaration of Trust provides as follows:

5.1     No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust.

Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2     Mandatory Indemnification. (a) The Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(b)     Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c)     The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d)     The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or Trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the 1940 Act) or any other right to which he or she may be lawfully entitled.

(e)     Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.

5.3     No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

5.4     No Duty of Investigation; No Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, the Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

5.5     Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Registrant has also entered into an agreement with Trustees and officers of the Registrant entitled to indemnification under the Agreement and Declaration of Trust pursuant to which the Registrant has agreed to advance expenses and costs incurred by the indemnitee in connection with any matter in respect of which indemnification might be sought pursuant to the Agreement and Declaration of Trust to the maximum extent permitted by law.

Reference is also made to:

•	Sections 10 and 11 of the Registrant’s Investment Management Agreement, a form of which is filed as Exhibit (g)(1) of this Registration Statement.

Additionally, the Registrant and the other funds in the BlackRock Fixed-Income Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of its Trustees, officers and certain affiliated persons. The Registrant pays a pro rata portion of the premium on such insurance policies.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Trustees, officers and controlling persons of the Trust, pursuant to the foregoing provisions or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business And Other Connections Of Investment Advisor

BlackRock Advisors, LLC, a limited liability company organized under the laws of Delaware (the “Advisor”), acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Advisor, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Advisor or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Advisor filed with the commission pursuant to the Investment Advisers Act of 1940 (Commission File No. 801-47710).

Item 32.	Location Of Accounts And Records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, c/o BlackRock Advisors, LLC, 100 Bellevue Parkway, Wilmington, Delaware 19809 and at the offices of State Street Bank and Trust Company, the Registrant’s Custodian and Administrator, at One Lincoln Street, Boston, Massachusetts 02111, The Bank of New York Mellon, the Registrant’s former custodian and transfer agent, at One Wall Street, New York, New York 10286, Computershare Trust Company, N.A., the Registrant’s Transfer Agent, at 150 Royall Street, Canton, Massachusetts 02021, and BNY Mellon Investment Servicing (US) Inc., the Registrant’s former administrator, at One Wall Street, New York, New York 10286.

Item 33.	Management Services

Not Applicable

Item 34.	Undertakings

(1)	Not applicable.

(2)	Not applicable.

(3)	The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933. Accordingly, the Registrant undertakes:

(a)	to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1) if the Registrant is relying on Rule 430B:

(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933; (2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant; (3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	If applicable:

(a)

For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information constituting Part B of this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Trust has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 17th day of February, 2021.

BLACKROCK TAXABLE MUNICIPAL BOND TRUST

By:	/s/ John M. Perlowski
John M. Perlowski
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the 17th day of February, 2021.

Signature	Title

/s/ John M. Perlowski John M. Perlowski	Trustee, President and Chief Executive Officer

/s/ Trent Walker Trent Walker	Chief Financial Officer

* Richard E. Cavanagh	Trustee

* Karen P. Robards	Trustee

* Michael J. Castellano	Trustee

* Cynthia L. Egan	Trustee

* Frank J. Fabozzi	Trustee

* R. Glenn Hubbard	Trustee

* W. Carl Kester	Trustee

* Catherine A. Lynch	Trustee

* Robert W. Fairbairn	Trustee

*By:	/s/ John M. Perlowski
John M. Perlowski
as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

(b)(2)	Amendment No. 1 to Amended and Restated Bylaws

(h)(1)	Distribution Agreement

(h)(2)	Sub-Placement Agent Agreement

(l)(2)	Opinion and Consent of Counsel

(r)	Code of Ethics of the Registrant and the Advisor